Intrepid Capital Management Funds Trust

VIA EDGAR

December 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Intrepid Capital Management Funds Trust Registration Statement on Form N-1A File Nos. 311-118634 and 811-21625

Ladies and Gentlemen:

        Intrepid Capital Management Funds Trust hereby requests that the above-referenced Registration Statement become effective December 7, 2004, at 9:00 a.m., Eastern Time, or as soon as is practicable thereafter.

Very truly yours,
Intrepid Capital Management Funds Trust
/s/ Mark F. Travis
Mark F. Travis, President

3652 South Third Street, Suite 200, Jacksonville Beach, FL 32250 (904) 246-3433